Exhibit 2

NUCOR CORPORATION

and

HARRIS STEEL GROUP INC.

SUPPORT AGREEMENT

December 29, 2006

( i )

SCHEDULES

SCHEDULE "A"	TERMS OF THE OFFER
SCHEDULE "B"	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE "C"	REPRESENTATIONS AND WARRANTIES OF NUCOR
SCHEDULE “D”	PROVISIONS TO BE INCLUDED IN HOLDCO AGREEMENT

( ii )

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT entered into this 29th of December, 2006 between Nucor Corporation, a corporation existing under the laws of Delaware (hereinafter called “Nucor”) and Harris Steel Group Inc., a corporation existing under the laws of Ontario (hereinafter called the “Company”).

WHEREAS:

(a)	Nucor desires to cause a wholly-owned subsidiary to be designated by it (the “Offeror”) to acquire all of the outstanding common shares in the capital of the Company, including the shares held by the Holdcos (as such term is hereinafter defined) (the “Shares” and the holders of Shares are hereinafter called “Shareholders”) and is prepared to make an offer to acquire such Shares at a price of Cdn. $46.25 in cash, per Share.

(b)	The Board of Directors of the Company (“Company Board”), having received financial and legal advice and a recommendation of the special committee of independent directors (the “Special Committee”), has unanimously determined that it would be in the best interests of the Company and its shareholders to recommend acceptance of the proposed offer to Shareholders, to co-operate with Nucor and the Offeror and take all reasonable action to support the proposed offer in each case subject to the terms and conditions of this Agreement;

(c)	The Company Board has unanimously determined that it would be in the best interests of the Company and its shareholders to enter into this Agreement;

(d)	Contemporaneously herewith, Nucor has entered into a lock-up agreement (the “Lock-up Agreement”) with each of the Locked-up Subject Persons (as defined below) in respect of the proposed offer; and

(e)	Nucor will cause the Offeror to, subject to the terms and conditions of this Agreement, make an offer on the terms summarized in Schedule “A” to this Agreement (the “Offer”).

NOW THEREFORE IN CONSIDERATION of the mutual covenants hereinafter set out, the parties hereto hereby agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

In this Agreement (including the recitals and the schedules), unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below:

“Acquisition Proposal” has the meaning ascribed thereto in Section 3.2(1);

“Affiliate” means, with respect of any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise, either directly or indirectly, that results in control in fact of such Person; provided that direct or indirect ownership of shares of a corporation carrying more than 50% of the voting rights shall constitute control of that corporation notwithstanding that control in fact may be exercised by another Person or group of Persons.

“Agreement” means this support agreement and all the Schedules hereto as the same may be amended or supplemented from in accordance with Section 9.1 time to time;

“Benefit Plans” means all arrangements, agreements, programs or policies, whether funded or unfunded, relating to any employees with respect to which the Company or any of its Subsidiaries has any liability or contingent liability and relating to (i) retirement savings or pensions, including any defined benefit pension plan, defined contribution plan, group registered retirement savings plan, thrift and saving plan or supplemental pension or retirement plan; and (ii) employee welfare benefits, as defined for the purposes of Section 3.1 of ERISA and all other employee benefit plans including, without limitation, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, supplemental, unemployment benefits, profit sharing, mortgage assistance, or severance pay benefits;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in each of Toronto, Ontario, Canada and New York, New York, United States of America;

“Canadian Pension Plan” means any “registered pension plan” as that term is defined in Subsection 248(1) of the Income Tax Act, Canada;

“Canadian Subsidiaries” means 1167183 Alberta Ltd., 217230 Ontario Limited, 532962 Ontario Limited, 2093776 Ontario Limited, Dixon Placing Inc., Epoxicote Inc., Epoxicote Rebar Inc., Harris Steel Ltd., Harris Steel Services Ltd., J Harris Transportation Services Limited, N-Force Placing Ltd., NJJ Holdings No. 1 Ltd., Northwest Reinforcing (1998) Ltd., VSL Canada Ltd., Novosteel (North America) Inc. and VSL Ltée;

“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as the same may hereafter from time to time be amended.

“Code” means the United States Internal Revenue Code of 1986, as the same may hereafter from time to time be amended and the Treasury Regulations promulgated thereunder;

“Company” has the meaning ascribed thereto in the introductory paragraph of this Agreement;

“Company Board” has the meaning ascribed thereto in the recitals;

“Compulsory Acquisition” means an acquisition by the Offeror of Shares not tendered to the Offer pursuant to Section 188 of the OBCA;

“Confidentiality Agreement” means the confidentiality and standstill agreement originally dated November 7, 2006 between the Company and Nucor as amended on December 8, 2006;

“Directors’ Circular” has the meaning ascribed thereto in Section 2.5(2);

“Effective Time” means the time that the Offeror shall have acquired ownership of and paid for the Shares pursuant to the terms of the Offer;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, hypothecs, easements, rights-of-way, title defects, options or adverse claims or encumbrances of any kind or character whatsoever;

“Environmental Laws” means all Laws relating to the protection of the environment (including ambient air, surface water, ground water, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation), occupational health and safety, natural resources, or the use, storage, disposal, discharge, packaging, transport, handling, containment, clean-up or other remediation or corrective action of any Hazardous Substances or Release thereof;

“Environmental Permits” has the meaning ascribed thereto in Schedule B, Section 11(a);

“Equivalent Insurance” has the meaning ascribed thereto in Section 4.3;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and any regulations promulgated thereunder;

“ERISA Affiliate” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with the Company within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the Company under Section 414(o) of the Code, or is under “common control” with the Company, within the meaning of Section 4001(a)(14) of ERISA;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Expiry Date” has the meaning ascribed thereto in Schedule A;

“Fairness Opinion” has the meaning ascribed thereto in Section 2.4(2);

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, ministry, Crown corporation, court, tribunal, or other Law, rule or regulation-making entity:

(i)	having or purporting to have jurisdiction on behalf of any nation or any province, state or other geographic or political subdivision thereof in North America or Europe over Nucor, the Company or any of its Subsidiaries; or

(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power over Nucor, the Company or any of its Subsidiaries;

“Harris Steel Entities” has the meaning ascribed thereto in Schedule B, Section 4;

“Hazardous Substances” means all pollutants, contaminants, wastes of any nature, chemicals, deleterious substances, hazardous material, solid waste, toxic or hazardous wastes or any other substance (including asbestos, asbestos containing materials, mould, microbial organisms, polychlorinated biphenyls (PCBs), radioactive materials, petroleum or substances related thereto), matter or material regulated by Environmental Laws;

“Holdco”, “Holdco Agreement”, “Holdco Alternative”, “Holdco Closing”, “Holdco Election”, Holdco Election Deadline”, “Holdco Indemnity Agreement”, “Holdco Shareholders” and “Holdco Shares” have the meanings ascribed thereto in Section 2.1(2);

“Intellectual Property” means all proprietary rights and intellectual property of any kind, including:

(i)	copyrights and applications therefor in any original works and all rights in any works of authorship not subject to copyright, including, without limitation, so-called “look and feel”, moral and economic rights, design elements, ordering of content, graphic user interface, ideas or concepts, software, programs or applications (in both source code and object form code), algorithms, databases and data collections, documentation, technical manuals, compilers, interpreters and tangible or intangible proprietary information or material;

(ii)	trade-marks, including both registered and unregistered trade-marks and service marks, designs, logos, indicia, distinguishing guises, trade dress, trade or brand names, business names, any other source or business identifiers including domain names, and all goodwill associated with the foregoing;

(iii)	trade secrets, confidential information and know-how, innovations, processes, technology, licences, sub-licences, formulas, reports and studies, data, research designs, research results, records and notes, prototypes, drawings, product designs and/or specifications, maskworks, net lists, schematics, invention records; and

(iv)	patents and utility models and applications therefor and all provisionals, re-issuances, continuations, continuations-in-part, divisions, revisions,

extensions, and re-examinations thereof and all equivalent or similar rights anywhere in the world in inventions and discoveries including invention disclosures;

“Joint Venture Entities” has the meaning ascribed thereto in Section 3.1(k);

“Laws” means applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, guidelines, treaties, decrees, judgments, awards or requirements, in each case of any Governmental Authority having the force of law;

“Latest Mailing Time” has the meaning ascribed thereto in Section 2.1(1);

“LEC Agreement” has the meaning ascribed thereto in Section 3.1(c)(vii);

“Lock-up Agreement” means the lock-up agreement between Nucor and each Locked-up Subject Person dated as of the date hereof;

“Locked-up Subject Persons” means John Harris, David Harris, Judith Harris, Naomi Harris and Paul Kelly;

“Mandatory Steps” has the meaning ascribed thereto in Section 3.2(9);

“Material Adverse Effect” means any change or effect or any condition, event, occurrence, state of facts or development which is or which could reasonably be expected to be material and adverse to the condition (financial or otherwise), operations, results of operations, business, properties, assets, liabilities or capital of the Company and its Subsidiaries, on a consolidated basis; provided, however, that changes or effects relating to:

(i)	changes in general economic or political conditions including changes in international financial or currency exchange markets;

(ii)	changes in laws, rules, regulations or orders of any Governmental Authority or interpretations thereof by any Governmental Authority or changes in accounting rules,

(iii)	changes affecting generally the industries in which Nucor, the Offeror, the Company or any of its Subsidiaries conducts business;

(iv)	the announcement of the transactions contemplated by this Agreement or other communication by Nucor or the Offeror of its plans or intentions with respect to any of the businesses of the Company or any of its Subsidiaries or their respective investments;

(v)	the consummation of the transactions contemplated by this Agreement or any actions by Nucor, the Offeror or the Company taken pursuant to or in light of this Agreement or any actions by the Offeror;

(vi)	any change in the market price or trading volume of any of the securities of Nucor, the Offeror or of the Shares; or

(vii)	any matter of which either Joseph Rutkowski or Hamilton Lott, on behalf of Nucor, has actual knowledge on the date hereof,

shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred, provided that in the case of any change described in paragraphs (ii) or (iii) above, such change does not primarily relate only to (or have the effect of primarily relating only to) the Company and its Subsidiaries on a consolidated basis or disproportionately adversely affect the Company and its Subsidiaries on a consolidated basis compared to other companies of similar size operating in the industry in which the Company or its Subsidiaries operate.

“Minimum Condition” has the meaning ascribed thereto in Schedule A;

“Nucor” has the meaning ascribed thereto in the introductory paragraph of this Agreement;

“OBCA” means the Business Corporations Act (Ontario), as amended from time to time;

“Occupied Property” has the meaning ascribed thereto in Schedule B, Section 11(e);

“Offer” has the meaning ascribed thereto in the recitals;

“Offer Documents” has the meaning ascribed thereto in the recitals;

“Owned Real Property” has the meaning ascribed thereto in Schedule B, Section 24;

“Party” means Nucor or the Company;

“Pension Plan” means each benefit plan (other than a “multi-employer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA), which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, but excluding any Canadian Pension Plans;

“Permits” has the meaning ascribed thereto in Schedule B, Section 18;

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, governmental authority or other entity;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 2.5(4);

“Proposed Agreement” has the meaning ascribed thereto in Section 3.2(6);

“Public Disclosure Records” means all documents filed by the Company after January 1, 2006 on the System for Electronic Document Analysis and Retrieval (SEDAR);

“Real Property Leases” has the meaning ascribed thereto in Schedule B, Section 24;

“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, dumping, leaching or migration in the indoor or outdoor environment, including in or through the air, soil, surface water, ground water or property of a Hazardous Substance;

“Representatives” has the meaning ascribed thereto in Section 3.3;

“Returns” means all reports, estimates, declarations of estimated tax, information statements and returns required to be filed in connection with any Taxes;

“Right to Match” has the meaning ascribed thereto in Section 3.2(6);

“Securities Laws” means the OBCA, all applicable Canadian provincial and territorial securities Laws, all applicable United States federal securities Laws and the applicable “blue sky” or securities Laws of the states of the United States;

“Shareholders” has the meaning ascribed thereto in the recitals;

“Shares” has the meaning ascribed thereto in the recitals;

“Special Committee” has the meaning ascribed thereto in the recitals;

“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving the Company and/or its Subsidiaries and the Offeror or an Affiliate of the Offeror which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Shares of the Company;

“Subsidiaries” means direct and indirect subsidiaries (as such term is defined in the OBCA) and those partnerships and joint ventures or other entities in which the Company has a direct or indirect interest of more than 50%;

“Superior Proposal” has the meaning ascribed thereto in Section 3.2(1);

“Take-Up Date” means the date upon which the Offeror acquires more than 50% of the outstanding Shares pursuant to the Offer;

“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, provincial, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Company or any of its Subsidiaries is required to pay, withhold or collect.

ARTICLE 2

THE OFFER

Section 2.1 The Offer.

(1)	Nucor shall promptly publicly announce its intention to cause the Offeror to make the Offer, shall create the Offeror and, subject to the terms and conditions of this Agreement, shall cause the Offeror to mail on or before 11:59 p.m. (Toronto time) on January 22, 2007 (the “Latest Mailing Time”) to the Shareholders, an offer to purchase all of the Shares at a price of Cdn. $46.25, in cash, per Share in accordance with all applicable Securities Laws and in accordance with Schedule “A”. The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including without limitation removing or waiving any condition or extending the period during which Shares may be deposited. It is understood and agreed that the Offeror may, in its sole discretion, modify any term or condition of the Offer; provided that the Offeror will not, without the prior written consent of the Company, increase the Minimum Condition, decrease the consideration per Share, change the form of consideration payable under the Offer (other than to add additional forms of consideration), decrease the number of Shares sought under the Offer, or impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders. It is further understood and agreed that the Offeror may, in its sole discretion, waive any conditions of the Offer in whole or in part at any time and from time to time.

(2)

Subject to this Section 2.1(2), the Offer will permit any Person (“Holdco Shareholders”) who is resident in Canada for purposes of the Canadian Tax Act (including a partnership if all of the members of the partnership are resident in Canada) and who is the sole registered and beneficial owner, free and clear of all Encumbrances, of all of the shares of a corporation (“Holdco”) which as of the day immediately prior to the Expiry Date of the Offer: (i) is an unlimited liability corporation incorporated under the laws of Alberta on or after the date hereof or is an unlimited liability corporation existing under the laws of Alberta otherwise acceptable to the Offeror; (ii) at all times was a single purpose corporation that has had no business, no employees and has not held any assets other than Shares or other shares which comprise all of the share capital (which shall consist solely of common shares) of another unlimited liability corporation under the laws of Alberta which itself satisfies all of the criteria specified in this Section 2.1(2) and cash; (iii) as of the day immediately prior to the Expiry Date and at the time at which the Offeror takes up and pays for the Holdco Shares (as defined below) (the “Holdco Closing”), Holdco will have no obligations, liabilities (whether actual or contingent) or indebtedness to any Person save and except to the Offeror under the terms of the Holdco Agreement (as defined below); and (iv) as of the date hereof, has no material liabilities; to elect in respect of all Shares held, directly or indirectly, by such Holdco (the “Holdco Election”), by notice in writing provided to the Offeror (or the depositary under the Offer) at least fifteen (15) Business Days prior to the Expiry Date (the “Holdco Election Deadline”), to have all the issued and outstanding shares of the Holdco (“Holdco Shares”) transferred to the Offeror in exchange for the consideration which such Holdco would have been entitled to receive if the Shares held, directly or indirectly, by such Holdco had been deposited by such Holdco to the Offer and acquired directly by the Offeror pursuant to the Offer (a “Holdco Alternative”), provided that: (A) such Holdco Alternative will be completed in accordance with applicable Laws (including Securities Laws) on or prior to the Expiry Date so long as the Offeror, acting reasonably, agrees to such timing; (B) the entering into or implementation of the Holdco Alternative will not result in any delay in completing any other transaction completed by this Agreement; (C) the Holdco Shareholder will be required to pay, upon execution of the Holdco Agreement, all of the reasonable fees and expenses incurred by the Offeror and the Company in connection with the Holdco Alternative; (D) the Holdco Shareholder shall cause all income tax or other tax returns of the Holdco in respect of the last taxation year end of the Holdco ending immediately prior to the deemed taxation year end that arises from the acquisition of the Holdco Shares by the Offeror to be prepared, at the Holdco Shareholder’s cost, by a public accounting firm acceptable to the Offeror, acting reasonably, and shall provide copies thereof to the Offeror for filing by the Offeror, if not previously filed; (E) access to the books and records of Holdco shall have been provided on or before fifteen (15) Business Days prior to the Expiry Date and Nucor and its counsel shall have completed their due diligence regarding the business and affairs of Holdco to their satisfaction, acting reasonably; (F) the Holdco Shareholder shall provide the Offeror with a certified copy of the constating documents of the Holdco; (G) prior to the Holdco Election Deadline, the Holdco Shareholder and the Holdco enter into an indemnity agreement (the “Holdco Indemnity Agreement”) with the Offeror, containing the representations and warranties, terms, conditions and indemnities specified in Schedule “D” hereto and, if required by the Offeror, the Holdco Shareholder provide the Offeror with either (x) financial statements for the Holdco Shareholder for its most recently completed fiscal year that show net assets of the Holdco Shareholder that are satisfactory to the Offeror, or (y) security satisfactory to the Offeror, in respect of its indemnification obligations under the Holdco Agreement; (H) the Holdco Shareholder properly completes and duly signs a letter of acceptance and transmittal (in a form to be provided upon request from the depositary) in respect of the Holdco Shares that it holds and delivers the letter of acceptance and transmittal together with the certificates representing the Holdco Shares and the Shares held by the Holdco to the depository prior to the Expiry Date; (I) where there is more than one holder of securities of the Holdco, the Holdco Shareholder and all such other holder shall elect to use the Holdco Alternative with respect to all outstanding Holdco securities; and (J) the Holdco Shareholder agrees that the rights and obligations of the Offeror under the Holdco Agreement will terminate if the conditions to the Offer that are for the benefit of the Offeror or Nucor are not satisfied or waived prior to the Effective Time.

Each Holdco Shareholder that has made the Holdco Election will be required to enter into a share purchase agreement (the “Holdco Agreement”) with the Offeror in form and substance satisfactory to the Offeror, providing for the acquisition by the Offeror of all issued and outstanding Holdco Shares and containing the representations and warranties, terms, conditions and indemnities set out in Schedule “D”, and, at the discretion of the Offeror, any other representations, warranties or covenants set forth in the form of the Lock-up Agreement, and containing the requirement for the Holdco Shareholders to arrange for the provision of a legal opinion satisfactory to Nucor and the Offeror, acting reasonably, as to the valid existence, organization and corporate authority of the Holdco and the due authorization of all matters and enforceability and non-violation of all agreements, subject to usual opinion qualifications, in connection with the purchase and sale of such Holdco Shares. Failure of any Holdco Shareholder to properly make a Holdco Election on or prior to the Holdco Election Deadline or failure of Holdco Shareholders to properly enter into a Holdco Agreement will disentitle such Holdco Shareholders to the Holdco Election.

The Company shall use commercially reasonable efforts to facilitate and support the Holdco Alternative contemplated by this Section 2.1(2), in respect of the Offer, which obligation shall survive any termination of this Agreement.

(3)	If the mailing of the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction or (ii) Nucor or the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to mail the Offer (including those specified in Section 2.3) then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Latest Mailing Time shall be extended for a period ending on the earlier of February 28, 2007 or the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable.

(4)	Nucor agrees that, provided all of the conditions to the Offer set out in Schedule “A” shall have been satisfied or waived, Nucor shall cause the Offeror to take up and pay for all the Shares tendered under the Offer (including those tendered pursuant to the Holdco Alternative) as soon as reasonably possible and in any event not later than three (3) Business Days following the time at which it becomes entitled to take up such Shares under the Offer pursuant to applicable Laws.

Section 2.2 Offer Documents.

Nucor shall cause the Offeror to prepare the Offer, the take-over bid circular and the related letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) with respect to the Offer in both English and French in compliance with applicable Securities Laws. Within the time periods required by Law, the Offeror shall file, or cause to be filed, with the appropriate Governmental Authorities the Offer Documents. The Offer Documents and all documents relating to, or necessary to complete, a Compulsory

Acquisition or Subsequent Acquisition Transaction, when filed with such Governmental Authorities and when mailed to registered holders of Shares in accordance with Schedule “A” hereto, shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with all applicable Laws in all material respects. The Company and its counsel shall be given a reasonable opportunity to review the Offer Documents and comment thereon, prior to their being mailed to Shareholders and filed with the applicable securities regulatory authorities.

Section 2.3 Conditions to Making the Offer.

The obligation of Nucor to cause the Offeror to make the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Nucor and any or all of which may be waived by Nucor in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement, and the foregoing conditions shall be deemed to be satisfied or waived upon the mailing of the take-over bid circular:

(a)	the obligations of Nucor hereunder shall not have been terminated pursuant to Section 8.1;

(b)	no circumstance, fact, change, event or occurrence (other than one caused by the Offeror or Nucor) shall have occurred that would render it impossible for the Minimum Condition or one or more of the other conditions to the Offer set out on Schedule “A” hereto to be satisfied;

(c)	the Company Board shall have unanimously recommended that Shareholders accept the Offer and shall not have withdrawn such recommendation or changed such recommendation in a manner adverse to the Offeror;

(d)	the Company Board shall have prepared and approved in final form, for distribution by the Company in accordance with Section 2.5(2), the Directors’ Circular, which circular shall contain a recommendation that Shareholders accept the Offer;

(e)	the Company shall have complied, in all material respects, with its covenants and obligations under this Agreement to the extent such covenants and obligations are to be performed on or prior to the date the Offer is made and the representations and warranties of the Company made in this Agreement shall be true and correct in all material respects at the time of the mailing of the Offer;

(f)	no cease trade order, injunction or other prohibition at law shall exist against the Offeror making the Offer or taking up or paying for Shares deposited under the Offer; and

(g)	no Material Adverse Effect shall have occurred since the date hereof.

Section 2.4 Company Approval of the Offer.

(1)	The Company represents that the Company Board, upon consultation with its legal and financial advisors and upon consideration of the Fairness Opinions, and based upon the unanimous recommendation of the Special Committee has determined unanimously that:

(a)	the Offer is fair to the Shareholders and is in the best interests of the Company for the Offer to be made and to support it on the terms of this Agreement;

(b)	the Company Board will unanimously recommend that Shareholders accept the Offer subject to Section 3.2, provided the Offer is not amended except in accordance with the terms of this Agreement; and

(c)	the value of any benefit that any related party of the Company who is an employee, director or consultant of the Company is entitled to receive, directly or indirectly, as a consequence of the Offer, net of any offsetting costs to such related party, to the extent it does not meet the type described in clauses (a) or (b) of the definition of “collateral benefit” under Ontario Securities Commission Rule 61-501, has been determined by the Special Committee and the Company Board based solely on the information provided to the Special Committee and the Company by or on behalf of the relevant individuals, to either be in respect of a related party as described in clause (c)(iv)(A) of the definition of “collateral benefit” under Ontario Securities Commission Rule 61-501 or to be less than the prescribed amount set out in clause (c)(iv)(B)(II) of the definition of “collateral benefit” under Ontario Securities Commission Rule 61-501.

(2)	The Company represents that the Company Board has received an opinion (a “Fairness Opinion”) from each of GMP Securities L.P. and Canaccord Capital Corporation, the financial advisors to the Company and the Special Committee, respectively, that the consideration under the Offer is fair from a financial point of view to the Shareholders.

(3)	The Company Board represents that each of the directors and senior officers (as defined in the Securities Act (Ontario)) of the Company other than the Locked-up Subject Persons intends to tender under the Offer all Shares of which he or she is the beneficial owner.

Section 2.5 Company Cooperation.

(1)

The Company shall provide Nucor, within three (3) Business Days following the execution and delivery of this Agreement, with a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Shares. The Company shall from time to time request that its registrar and transfer agent furnish Nucor with such additional information, including updated or additional lists of Shareholders, a list of participants in book-based nominee registered shareholders such as CDS & Co. and CEDE & Co. and a non-objecting beneficial owner (NOBO) list, mailing labels and lists of securities positions and such other assistance as Nucor may reasonably request in order to be able to cause the Offeror to communicate the Offer to the Shareholders and to such other Persons as are entitled to receive the Offer under applicable Securities Laws. All such deliveries shall be in printed form and, if available, in computer-readable form.

(2)	The Company covenants to prepare a directors’ circular relating to the Offer (the “Directors’ Circular”) in both English and French in compliance with applicable Securities Laws. The Offeror and its advisors shall be given an opportunity to review and comment on the Directors’ Circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by the Company Board, acting reasonably. The Company agrees that it will use commercially reasonable efforts to cause each of its financial advisors to provide its Fairness Opinion in the Directors’ Circular. The Company further covenants to use reasonable commercial efforts to mail the Directors’ Circular on the same date as the Offeror mails the Offer Documents to the Shareholders.

(3)	The Company covenants to provide to Nucor, forthwith upon request, all information reasonably requested by Nucor in connection with assessing the desirability of making filings, or requesting consents or approvals from any Governmental Authority in any jurisdiction, including without limitation any stock exchange, competition law or investment review authority, or making such filings or providing any submissions or other documents to any such authority.

(4)	The Company agrees that, upon request by Nucor, the Company shall (i) effect such reorganizations of its business, operations and assets or such other transactions as Nucor may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) cooperate with Nucor, the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial to the Company in any material respect and do not result in any breach by the Company of any of its covenants, representations or warranties under this Agreement. Nucor shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least five business days prior to the Expiry Date. Upon receipt of such notice, Nucor, the Offeror and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Date all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by the Offeror of the other conditions to the Offer set forth in Schedule A and shall be effected immediately prior to any take-up by the Offeror of Shares tendered to the Offer. If the Offeror does not take up and pay for the Shares tendered to the Offer, Nucor or the Offeror shall reimburse the Company for all reasonable costs, Taxes and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization.

(5)	Based on representations made to the Company by Nucor, the Company acknowledges that the intention of the Offeror, after the Offeror has acquired all of the issued and outstanding share capital of the Company and any Holdco(s), is to amalgamate the Offeror or an Affiliate of the Offeror with the Company (or a successor by amalgamation to the Company) in the manner described in subsection 87(11) of the Canadian Tax Act (the amalgamated corporation being referred to in this Section 2.5(5) as “Amalco”), and then to make designations pursuant to paragraph 88(1)(d) of the Canadian Tax Act in respect of non depreciable capital property (including shares of the Subsidiaries) that will be owned by Amalco immediately after the amalgamation such that the cost to Amalco of the property will be determined in accordance with paragraph 88(1)(c) of the Canadian Tax Act, including an addition to the cost determined under paragraph 88(1)(d) of the Canadian Tax Act. The Company agrees to co-operate with Nucor and the Offeror and to take all reasonable action to achieve the Offeror’s objective in this regard provided that such co-operation does not preclude the completion of the transactions described in Section 2.1(2).

Section 2.6 Post Offer Covenants.

If the Offeror takes up and pays for Shares pursuant to the Offer, the Company agrees and Nucor agrees to cause the Offeror to use all reasonable efforts to enable the Offeror to acquire the balance of the Shares as soon as practicable after completion of the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction carried out for a consideration per Share of not less than the consideration per Share paid pursuant to the Offer. The Company agrees and represents that the Company Board has determined unanimously to use its and their respective reasonable efforts to enable the Offeror to elect or appoint such number of the directors of the Company as is proportionate to the Offeror’s percentage shareholdings of the Company as soon as possible and from time to time after the Take-up Date.

Section 2.7 Waiver of Standstill

Notwithstanding the terms of the Confidentiality Agreement, the Company hereby waives the standstill provisions contained in the Confidentiality Agreement and consents to the actions of Nucor and the Offeror in accordance with the terms of this Agreement (including any legally required disclosure) and the Lock-up Agreement and to the Offeror acquiring all of the outstanding Shares, including by way of purchases made by the Offeror during the course of the Offer in compliance with applicable Law and including pursuant to the Lock-up Agreement, any further lock-up agreements relating to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and consents to discussions with third parties relating to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. The provisions of the Confidentiality Agreement shall otherwise continue to apply only as expressly provided in Section 9.2 notwithstanding the execution of this Agreement by the Parties on the announcement of the transactions contemplated hereunder.

Section 2.8 Registrar and Transfer Agent

The Company agrees to permit the registrar and transfer agent for the Company to act as depositary in connection with the Offer and instruct that transfer agent to furnish to the Offeror (and such Persons as it may designate) at such times as it may request such information and provide to the Offeror (and such Persons as it may designate) such other assistance as it may request in connection with the implementation and completion of the transactions contemplated hereunder.

Section 2.9 Information Agent and Dealer Manager

The Offeror may, in its discretion, appoint an information agent and/or a dealer manager in connection with the Offer to solicit acceptances of the Offer. Any dealer manager may form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and their affiliates to solicit acceptances of the Offer in Canada and elsewhere.

Section 2.10 Obligations of Nucor in respect of the Offeror

Nucor hereby agrees with the Company to create and designate the Offeror and cause the Offeror to perform its obligations under this Agreement (subject to the terms of this Agreement). Nucor hereby unconditionally and irrevocably guarantees and covenants and agrees to be jointly and severally liable with the Offeror for the due and punctual performance of each and every obligation of the Offeror arising under this Agreement, including, without limitation, the commencement of the Offer, subject to the terms of this Agreement.

ARTICLE 3

COVENANTS OF THE COMPANY

Section 3.1 Ordinary Course of Business.

The Company covenants and agrees that, prior to the Effective Time, unless Nucor shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement or as required by applicable Law:

(a)	the Company shall, and shall cause each of its Subsidiaries to, conduct its and their respective business only in and not take or omit to take any action except in, the usual, ordinary and regular course of business and consistent with past practice;

(b)	the Company shall not and the Company shall cause its Subsidiaries not to undertake any reorganization of the Company or its Subsidiaries (other than a Pre-Acquisition Reorganization pursuant to Section 2.5(4)) or enter into any transaction or series of transactions that would or could have the effect of preventing the Offeror from obtaining a full tax cost ‘bump’ pursuant to paragraph 88(1)(d) of the Canadian Tax Act in respect of the shares of the Subsidiaries and any other non-depreciable capital property owned by the Company or its Canadian Subsidiaries on the date hereof.

(c)	without limitation to Section 3.1(a), the Company shall not directly or indirectly do or permit to occur any of the following, whether directly or indirectly:

(i)	issue, sell, pledge, lease, dispose of, grant any interest in, encumber or agree to issue, sell, pledge, lease, dispose of, grant any interest in or encumber (or permit any of its Subsidiaries to issue, sell, pledge, lease, dispose of, grant any interest in, encumber or agree to issue, sell, pledge, lease, dispose of, grant any interest in or encumber):

(A)	any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any capital stock of the Company or any of its Subsidiaries, or

(B)	any assets of the Company or any of its Subsidiaries except for: (a) sales of inventory in the ordinary course of business; (b) sales and other dispositions of equipment and other personal property not required in running the current business operations of the Company or any of its Subsidiaries and having an aggregate acquisition cost not in excess of Cdn.$5,000,000; (c) encumbrances of assets acquired in the ordinary course of business consisting of purchase money security interests or similar encumbrances; and (d) encumbrances incurred in connection with the renewal or replacement of the Company’s credit lines;

(ii)	amend or propose to amend its articles or by-laws or those of any of its Subsidiaries;

(iii)	split, combine or reclassify any outstanding Shares or other securities of the Company, or declare, set aside or pay any dividend (other than payment of intercorporate dividends to the Company or its Subsidiaries, the regular $0.10 per Share cash dividend, declared and payable on December 29, 2006 to Shareholders of record on December 15, 2006 or any other regularly scheduled quarterly cash dividend in an amount not in excess of $0.10 per Share) or other distribution to Shareholders payable in cash, stock, property or otherwise with respect to the Shares;

(iv)	redeem, purchase or offer to purchase (or permit any of its Subsidiaries to redeem, purchase or offer to purchase) any Shares or other securities of the Company or any of its Subsidiaries;

(v)	reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other person, corporation, partnership or other business organization whatsoever;

(vi)	reduce the stated capital of the Company or any of its Subsidiaries;

(vii)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets, participation in a joint venture or otherwise) any Person or acquire or agree to acquire any assets other than (i) equipment and other personal property reasonably required in running the current business operations of the Company in the ordinary course of business and having an aggregate acquisition cost not in excess of Cdn.$5,000,000; (ii) as expressly contemplated in the definitive agreement to acquire the business and assets of LEC Steel Inc. (“LEC”) of Brantford, Ontario (the “LEC Agreement”); and (iii) any other acquisition approved by Nucor;

(viii)	make any capital expenditure or incur any obligations or liabilities in connection therewith (i) in excess of Cdn.$5,000,000; and (ii) as expressly contemplated in the LEC Agreement;

(ix)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(x)	incur or commit to incur any material indebtedness for borrowed money or issue any other material debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person (other than in respect of the Company and its Subsidiaries), or make any loans or advances, except in the ordinary course of business consistent with past practice;

(xi)	pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

(xii)	authorize any release or relinquishment of any contractual right material to the Company and its Subsidiaries considered as a whole;

(xiii)	enter into any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any call arrangement of any sort of any forward sale agreement for commodities except for swaps entered into for hedging purposes in the ordinary course of business and consistent with past practice;

(xiv)	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles in Canada, or make any material tax election or settle or compromise any material tax liability other than in the ordinary course of business in accordance with past practice;

(xv)	make any gift, charitable contribution, political contribution or similar payment except in accordance with past practices and stated commitments; or

(xvi)	enter into any contract containing any provision or covenant limiting the ability of the Company or any of its Subsidiaries to (A) sell any products of or to any Person, (B) engage in any line of business or (C) compete with or obtain products form any Person, or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries;

(d)	without limitation to Section 3.1(a), the Company shall not, and shall cause each of its Subsidiaries to not (otherwise than as provided in the agreements with John Harris of even date with this Agreement):

(i)	enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any of their respective senior officers or directors other than pursuant to agreements, policies, plans or arrangements in effect (without amendment) on the date hereof; or

(ii)	in the case of employees who are not officers or directors, take any action other than in the ordinary course of business and consistent with past practice with respect to the entering into or materially modifying any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable otherwise than pursuant to agreements, policies, plans or arrangements in effect (without amendment) on the date hereof and other than in connection with the transactions provided under the LEC Agreement;

(e)	the Company shall use its reasonable commercial efforts to cause its current material insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(f)	the Company shall:

(i)	use its reasonable commercial efforts, and cause each of its Subsidiaries to use its reasonable efforts, to maintain and preserve their respective assets business operations, business organizations and goodwill, to keep available, subject to ordinary course of business considerations consistent with past practice, the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it or its Subsidiaries, in all material respects;

(ii)	not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect; and

(iii)	promptly notify Nucor in writing of any Material Adverse Effect in the normal course of its or any of its Subsidiaries’ businesses or in the operation of its or any of its Subsidiaries’ businesses or in the operation of its or any of its Subsidiaries’ properties, and of any material governmental or third party complaints, orders, investigations or hearings (or communications indicating that the same are being contemplated);

(g)	the Company shall not settle or compromise any claim brought by any current, former or purported holder of any securities of the Company in connection with the Offer prior to the Effective Time without the prior written consent of the Offeror, not to be unreasonably withheld;

(h)	the Company shall not enter into or modify any contract, agreement, commitment or arrangement that involves or would reasonably be expected to involve payments outside the ordinary course of business that are in excess of Cdn.$ 5,000,000 in the aggregate over the term(s) of the contract(s);

(i)	the Company shall use reasonable efforts to take all actions and do or cause to be done all things necessary or advisable under all applicable Laws in order to assist Nucor and the Offeror to complete the Offer and the transactions contemplated by this Agreement, including without limitation, obtaining all requisite or advisable regulatory approvals, including without limitation, under the Investment Canada Act (Canada), the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States);

(j)

the Company and each of the Subsidiaries shall: (i) duly and timely file all Returns required to be filed by it on or after the date hereof and ensure that all such Returns are true, complete and correct in all respects; (ii) timely pay all Taxes which are due and payable; (iii) not make or rescind any expressed or deemed election relating to Taxes; (iv) not make a request for a Tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2005, except as may be required by applicable Laws; (vii) take reasonable commercial efforts to minimize the expiration of any tax-loss carry forwards for the Company and its Subsidiaries; and (viii) co-operate with Nucor and the Offeror in respect of Tax planning activities, except activities that are prohibited by applicable Law; and

(k)	with respect to those corporations, partnerships, joint ventures and other entities in which the Company has a direct or indirect interest of 50% or less, but more than 20% (such entities, collectively, its “Joint Venture Entities”), the Company and its Subsidiaries will exercise or cause to be exercised all veto, approval or other powers or rights available to the Company or any of its Subsidiaries so as to cause, to the extent the Company or any of its Subsidiaries is able to do so, the Joint Venture Entities to comply with the covenants set forth in paragraphs (a) to (j), inclusive, of this Section 3.1 as if such Joint Venture Entities were Subsidiaries.

Section 3.2 Non-Solicitation and Opportunity to Match.

(1)	Except as otherwise provided herein, on and after the date hereof, the Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its Subsidiaries, solicit or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals from any other Person regarding any merger, amalgamation, reorganization, recapitalization, take-over bid, tender offer, sale of all or any portion of the assets of the Company or any Subsidiary representing more than 25% of the consolidated book value of the assets of the Company, issue or sale of more than 25% of the shares of any class (including the Shares, in the case of the Company) or similar transactions involving the Company or any Subsidiaries of the Company (any of the foregoing inquiries, proposals or transactions being referred to herein as an “Acquisition Proposal”), provided nothing contained in this Section 3.2 or in any other provision of this Agreement shall prevent the Company Board from considering, negotiating, approving and recommending to the Shareholders an unsolicited bona fide written Acquisition Proposal that does not result from a breach of this Section 3.2 and (i) for which adequate financial arrangements have been made; (ii) which is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal, and (iii) which the Company Board determines in good faith (after consultation with its financial advisors, and after receiving advice of outside counsel) would, if consummated in accordance with its terms, result in a transaction more favourable to the Shareholders from a financial point of view than the transaction contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a “Superior Proposal”).

(2)	The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company and such third party is a party or to waive any of the provisions of such agreements except pursuant to the terms of a Proposed Agreement entered into in accordance with Section 3.2(6).

(3)	The Company shall promptly notify Nucor of any existing Acquisition Proposals or of any future Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary by any Person that informs any member of the Company Board or the board of directors of such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Nucor shall be made, from time to time, orally and confirmed in writing and shall indicate such details of the proposal, inquiry or contact known to such Person as Nucor may reasonably request including the identity of the Person making such proposal, inquiry or contact.

(4)	If the Company Board receives a request for material non-public information from a party which proposes to the Company a bona fide Acquisition Proposal and the Company Board determines that such proposal is a Superior Proposal pursuant to Section 3.2(1), then, and only in such case, the Company may, subject to the prior execution and delivery of a confidentiality and standstill agreement containing confidentiality and standstill provisions that are no less restrictive than the confidentiality provisions set forth in the Confidentiality Agreement and which shall include “standstill” provisions for a period of at least eighteen (18) months, provide such party with access to information regarding the Company. The Company agrees to send a copy of any such confidentiality agreement to Nucor immediately upon its execution.

(5)	Nothing contained in this Section 3.2 shall prohibit the Company Board from making any disclosure to the Shareholders prior to the Expiry Date if, in the good faith judgment of the Company Board, after consultation with outside counsel, such disclosure is necessary for the Company Board to discharge its fiduciary duties or is otherwise required under applicable Law.

(6)

The Company covenants that it will not enter into any agreement providing for a Superior Proposal (a “Proposed Agreement”) and the Company Board will not withdraw its recommendation that Shareholders accept the Offer or change or modify such recommendation in a manner adverse to the Offeror, without first providing Nucor with an opportunity, for a period of not less than three (3) Business Days from the date of delivery to the Offeror of a copy of the Proposed Agreement, to amend this Agreement and to cause the Offeror to amend the Offer to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the Company Board, acting in good faith and in accordance with its fiduciary duties (the “Right to Match”). In the event Nucor does not exercise the Right to Match or the Company Board, acting in good faith and in accordance with its fiduciary duties determines that the Offeror’s revised offer under the Right to Match does not provide for at least equivalent financial terms to those included in the

Proposed Agreement, the Company may enter into the Proposed Agreement provided that under no circumstances may the Company enter into any Proposed Agreement that provides for any payment of break fees, termination fees or any other form of compensation to any party in connection with such Superior Proposal in the event that the Offer (as may be amended or varied as permitted by this Agreement) or any of the other transactions contemplated hereby are completed.

In particular, the Company covenants to provide Nucor with a copy of any Proposed Agreement as executed by the party making such Acquisition Proposal, not less than three (3) Business Days prior to its proposed execution by the Company. In the event that Nucor agrees to amend this Agreement and to cause the Offeror to amend the Offer as provided above, the Company covenants not to enter into the Proposed Agreement.

(7)	The Company shall ensure that the officers, directors and employees of the Company and its Subsidiaries and any investment bankers or other advisors or representatives retained by the Company are aware of the provisions of this section, and the Company shall be responsible for any breach of this Section 3.2 by such bankers, advisors or representatives.

(8)	The Company acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 3.2.

(9)

In the event that the Company enters into a Proposed Agreement in respect of a Superior Proposal in accordance with this Section 3.2, this Agreement shall not, subject to Article 8, be terminated provided that the Company shall be permitted to do such things (“Mandatory Steps”) as are specifically required by the terms of such Superior Proposal which the board of directors of the Company determines in good faith are necessary for such third party to require as a condition to their Superior Proposal for valid business reasons and not primarily for the purpose of seeking to interfere with the successful completion by the Offeror of the Offer, and such Mandatory Steps shall not be deemed a breach of Article 2, Section 3.1, Section 7.2 or Section 8.3 of this Agreement, provided always that no such Mandatory Steps shall be permitted which require the Company not to comply with Section 2.5, Section 2.6, Section 2.8, Section 3.1(b), Section 3.1(c)(i), Section 3.1(c)(iii), Section 3.1(c)(v), Section 3.1(i) or Section 3.3 of this Agreement (except that Mandatory Steps that require the Company to do things contrary to Section 2.5(4) or Section 2.5(5) shall be permitted provided they do not occur until after the ninetieth (90th) day following the mailing of the Offer).

Section 3.3 Access to Information.

Subject to the Confidentiality Agreement, the Company shall (and shall cause each of its Subsidiaries and, to the extent reasonably possible, Joint Venture Entities to) afford officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) of Nucor and the Offeror reasonable access, during normal business hours from the date hereof and until the expiration or termination of this Agreement, to its books, records, files, documents, assets, properties, contracts and agreements as well as to its management personnel, and, during such period, the Company shall (and shall cause each of its Subsidiaries and, to the extent reasonably possible, Joint Venture Entities to) furnish promptly to such Representatives all information concerning its business, properties and personnel as such Representatives may reasonably request.

Section 3.4 Employment Arrangements.

Nucor acknowledges that John Harris has entered into a two-year employment contract of even date with this Agreement.

ARTICLE 4

COVENANTS OF THE OFFEROR

Section 4.1 Employment Agreements.

Nucor covenants and agrees, and after the Effective Time will cause the Company and any successor to the Company to agree, to honour and comply with the terms of those existing employment and severance agreements and policies of the Company which (other than employment agreements with non-management personnel) the Company has disclosed to Nucor in writing prior to the date hereof or otherwise entered into pursuant to the terms hereof, subject in the case of John Harris to the agreements of even date with this Agreement.

Section 4.2 Regulatory Approvals.

The Offeror shall use reasonable efforts to take all actions and do or cause to be done all things necessary or advisable under all applicable Laws in order to complete the Offer and the transactions contemplated by this Agreement, including without limitation, obtaining all requisite or advisable regulatory approvals, including without limitation, under the Investment Canada Act (Canada), the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States). For greater certainty and notwithstanding the foregoing, the Offeror is under no obligation to take any steps or action that would, in the sole discretion of the Offeror, acting reasonably, affect the Offeror’s right to own, use or exploit any of the assets of either the Company or its Subsidiaries or any of the assets of either the Offeror or its Subsidiaries.

Section 4.3 Officers’ and Directors’ Insurance and Indemnification.

(1)

Nucor agrees to cause the Offeror to use reasonable efforts to secure, to the extent the Company itself has not previously secured, directors’ and officers’ insurance coverage for the Company’s current and former directors and officers on a six (6) year “trailing” (or “run-off”) basis. If a trailing policy is not available at a reasonable cost (a “reasonable cost” being not greater than the estimated cost of providing the coverage referred to in this and the next sentence), then Nucor agrees that for the entire period from the Effective Time until six (6) years after the Effective Time, to cause the Company or any successor to the Company to maintain the Company’s current directors’ and officers’ insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date hereof (“Equivalent Insurance”), for all current and former directors and officers of the Company, covering claims made prior to or within six (6) years after the Effective Time. Further, Nucor agrees that, after the expiration of that six (6) year period, if there is no cost in doing so, Nucor shall cause the Offeror to use reasonable commercial efforts to cause such directors and officers to be covered under the Offeror’s then existing directors’ and officers’ liability insurance policy.

(2)	From and after the Effective Time, neither Nucor nor the Offeror shall do anything to prevent the Company from indemnifying and holding harmless and providing advancement of expenses to, all past and present directors and officers of the Company or its Subsidiaries to the extent such Persons are lawfully entitled to indemnity from the Company or its Subsidiaries or have the right to advancement of expenses by the Company or its Subsidiaries pursuant to the Company’s or Subsidiaries’ by-laws and indemnity agreements, in existence immediately prior to the Effective Time, for liabilities and obligations of the Company and for acts or omissions occurring on or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and consummation of the transactions contemplated hereby). The Offeror will not (unless it assumes such obligations and gives written notice to the beneficiaries thereof to the extent it has their addresses) wind-up or liquidate the Company or otherwise take any other action to, where doing so adversely affects the ability of the Company to satisfy its indemnity obligations referred to herein.

(3)	The provisions of this Section 4.3 are intended to be for the benefit of, and will be enforceable by, each individual referred to therein, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, the provisions of this Article 4 shall survive the termination of this Agreement as a result of the occurrence of the Effective Time.

Section 4.4 Accuracy of Representations and Warranties

Nucor covenants and agrees that at all times when the Offer is outstanding, Nucor shall not, and shall cause the Offeror to not, intentionally take any action, or fail to take any action, which would reasonably be expected to result in the representations and warranties set out in Schedule “C” hereto being untrue at any time while the Offer is outstanding.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 5.1 Representations.

The Company hereby makes to Nucor those representations and warranties as set forth in Schedule “B” to this Agreement (and acknowledges that Nucor is and the Offeror will be relying upon those representations and warranties in connection with entering into this Agreement and the making of the Offer).

Section 5.2 Investigation.

Any investigation by the Offeror or Nucor and their advisors shall not mitigate, diminish or affect the representations and warranties of the Company provided pursuant to this Agreement or any document or certificate given pursuant hereto. Where the provisions of Schedule “B” or elsewhere in this Agreement refer to disclosure in writing, such disclosure shall be made expressly in response to the applicable provision and shall be signed by a senior officer of the Company.

Section 5.3 Notice of Certain Matters.

Each of the Party shall promptly notify the other Party upon any of its representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect and of any failure to comply in any material respect with any of its obligations under this Agreement.

Section 5.4 Survival of Representations and Warranties.

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Offer and shall, subject to Section 8.4, expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 5.5 Knowledge of the Company.

For the purposes of this Article 5 and Schedule “B” hereto, where any representation and warranty is qualified by the expression “to the knowledge of the Company” or any similar expression, such qualification or similar expression shall mean that the matter is true or accurate, to the actual knowledge of John Harris, Douglas Deighton and Paul Kelly, after having made due enquiry with respect to the subject matter thereof.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF NUCOR AND THE OFFEROR

Section 6.1 Representations.

Nucor hereby represents and warrants to the Company as provided in Schedule “C” to this Agreement (and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement).

Section 6.2 Survival of Representations and Warranties.

The representations and warranties of Nucor and the Offeror contained in this Agreement shall not survive the completion of the Offer and shall, subject to Section 8.4, expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 6.3 Acknowledgement.

Nucor hereby represents and warrants that, to the actual knowledge of Joseph Rutkowski and Hamilton Lott, on behalf of Nucor, based upon the reviews by representatives of Nucor of the materials provided in the data room located at Goodmans LLP on or before December 21, 2006, they are not aware of the existence of any Material Adverse Effect at the date hereof.

ARTICLE 7

MUTUAL COVENANTS

Section 7.1 Consultation.

(1)	Nucor and the Company agree to consult with each other in issuing any press releases or otherwise making public statements with respect to the Offer or any other Acquisition Proposal and in making any filings with any Governmental Authority or with any securities exchange with respect thereto. Each party shall use its reasonable efforts to enable the other party to review and comment on all such press releases prior to release thereof unless otherwise required by applicable Law.

(2)	The Company shall promptly notify Nucor of any written communications of a material nature from any Governmental Authority, and provide Nucor with copies thereof.

Section 7.2 Further Assurances.

Subject to the terms and conditions herein, each Party agrees to use its respective reasonable efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to consummate the transactions contemplated by this Agreement and the Offer. Each of the Party will, and, in the case of the Company, will cause its Subsidiaries and will use reasonable efforts to cause its Joint Venture Entities to, use its reasonable efforts (i) to obtain all necessary waivers, consents and approval, in form and substance satisfactory to Nucor and the Offeror, from other parties to material loan agreements, leases and other contracts or agreements (including, in particular but without limitation, the agreement of any Persons as may be required pursuant to any agreement, arrangement or understanding relating to the Company’s or to its Subsidiaries’ operations), (ii) to make all necessary filings and obtain all necessary consents, approvals and authorizations as are required to be made or obtained under any federal, provincial, state or foreign law or regulations with respect to this Agreement or the Offer, (iii) to avoid, lift, rescind or appeal any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby or by the Offer, and (iv) to fulfil all conditions and satisfy all provisions of this Agreement and the Offer.

ARTICLE 8

TERMINATION AND REMEDIES

Section 8.1 Termination.

This Agreement may be terminated prior to the Effective Time:

(a)	by mutual written consent of Nucor and the Company;

(b)	by the Company if Nucor or the Offeror shall not have performed in all material respects any covenant to be performed by it under this Agreement or if any representation or warranty of the Offeror shall have become untrue in any material respect;

(c)	by the Company if the Lock-Up Agreement is terminated;

(d)	by either Nucor or the Company after May 31, 2007 if the Offeror has not accepted and taken-up, or become obligated to take-up and pay for, any Shares pursuant to the Offer by such date but, in the case of the Company, otherwise than as a result of the breach by the Company of any material covenant or obligation under this Agreement or as a result of any representation or warranty of the Company in this Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror’s take up and payment for Shares deposited under the Offer is delayed by an injunction or order made by a court or regulatory authority of competent jurisdiction, then, provided that such injunction or order is being contested or appealed, this Agreement shall not be terminated by the Company pursuant to this Section 8.1(c) until the earlier of August 31, 2007 and the fifth Business Day following the date on which such injunction or order ceases to be in effect;

(e)	by Nucor if: (i) on or after the Latest Mailing Time, if any condition to the making of the Offer is not satisfied or waived or has become incapable of being satisfied by such date other than as a result of Nucor’s or the Offeror’s default hereunder; or (ii) at any time if the Company is in default of any material covenant or obligation under this Agreement or if any representation or warranty of the Company under this Agreement is untrue or incorrect in any material respect;

(f)	by Nucor, if the Minimum Condition or any other condition of the Offer has not been satisfied or waived on the expiry of the Offer, as the same may be extended from time to time by the Offeror pursuant to the terms of the Offer;

(g)	by Nucor at any time if the Company enters into a Proposed Agreement in respect of an Acquisition Proposal; or

(h)	by the Company, if the Offeror does not mail the Offer as provided in Section 2.1 otherwise than as a result of the non-satisfaction of a Condition in Section 2.1 and provided that the Company is not otherwise in material breach of this Agreement.

Notwithstanding the foregoing, Nucor shall not be permitted to terminate this Agreement pursuant to Section 8.1(f) prior to the applicable time specified in Section 8.1(c), unless Nucor has determined, acting reasonably, that such conditions will not be capable of being satisfied on or prior to such applicable date.

Section 8.2 Withdrawal of Offer.

If this Agreement is terminated as provided in Section 8.1 above, Nucor may cause the Offeror to terminate or withdraw the Offer without any liability or further obligation under this Agreement.

Section 8.3 Remedies.

(1)	Each of Nucor and the Company acknowledges that any failure of such parties to comply with the terms and conditions of this Agreement will give rise to irreparable injury to the other Party hereto inadequately compensable in damages. Accordingly, in the event of a violation, contravention, breach or threatened breach of this Agreement by Nucor or the Company, the non-breaching Party may, in addition to any other remedy available at law, enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting a bond or other security), and notwithstanding that damages may be readily quantifiable, each party agrees not to plead sufficiency of damages as a defence in any proceeding.

(2)	The rights and remedies provided in this Agreement are cumulative and in addition to, and not in substitution for, any other rights and remedies. All such rights and remedies may be exercised from time to time, and as often and in such order as the party so exercising deems expedient.

Section 8.4 Effect of Termination.

If this Agreement is terminated in accordance with Section 8.1, no party shall have any further liability to perform its obligations hereunder provided that neither the termination of this Agreement nor anything contained in this Section 8.4 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein prior to the time of such termination.

ARTICLE 9

MISCELLANEOUS

Section 9.1 Amendment or Waiver.

This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by the Parties hereto; provided, however, that a Party may in its discretion waive a condition herein which is solely for its benefit without the consent of the other Party, unless otherwise expressly provided herein. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, representation or warranty in this Agreement.

Section 9.2 Entire Agreement.

This Agreement and the documents referred to herein constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, arrangements or understandings with respect thereto other than the confidentiality provisions of the Confidentiality Agreement (which confidentiality provisions comprise the 1st, 2nd, 3rd, 5th, 8th, 12th, 13th, 15th and 16th paragraphs of the Confidentiality Agreement, the other provisions thereof having been superseded hereby).

Section 9.3 Headings.

The descriptive headings are for convenience of reference only and shall not control or affect the meaning or construction of any provisions of this Agreement.

Section 9.4 Notices.

(1)	All notices, requests, demands or other communications which are required or permitted hereunder shall be communicated confidentially and in writing and given by delivering it or sending it by facsimile or other similar means of recorded communication addressed as follows:

To Nucor and the Offeror:

Joseph Rutkowski and Hamilton Lott

Nucor Corporation

1915 Rexford Road

Charlotte, NC 28211

USA

Facsimile: (704) 362-4208

with copies, which will not constitute notice, to each of:

Moore & Van Allen, PLLC

Suite 4700

100 North Tryon Street

Charlotte, North Carolina 28202-4003

U.S.A.

Attention: Ernest S. DeLaney III

Facsimile: 704-339-5819

and

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street Toronto, Ontario

M5L 1B9

Attention: William J. Braithwaite

Facsimile: 416-947-0866

To the Company:

John Harris, Chairman and CEO

Harris Steel Group Inc.

318 Arvin Avenue

Stoney Creek, Ontario L8E 2M2

Canada

Facsimile: (905) 573-5273

with a copy, which will not constitute notice, to:

Goodmans LLP

250 Yonge Street

Suite 2400

Toronto, Ontario

M5B 2M6

Attention: Dale H. Lastman

Facsimile: (416) 979-1234

(2)	Any such communication shall be deemed to have been validly and effectively given if personally delivered or transmitted by facsimile or similar means of recorded communication, on the date of such delivery or transmission if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time) and otherwise on the next Business Day. A Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

Section 9.5 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and each such counterpart shall be deemed to be an original instrument and all such counterparts together shall be deemed to constitute one and the same instrument.

Section 9.6 Expenses.

Except as otherwise expressly provided in this Agreement, each party will pay its own expenses in respect of the transactions contemplated by this Agreement. The Company represents and warrants that, except for GMP Securities L.P. and Canaccord Capital Corporation, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer. The Company has provided to Nucor a correct and complete copy of all agreements between the Company and its financial advisors as are in existence at the date hereof. The Company covenants not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Nucor.

Section 9.7 Assignment.

Nucor may designate the Offeror and may otherwise assign all or any part of its rights or obligations under this Agreement to any affiliate (as such term is defined in the Securities Act (Ontario)), but no such assignment shall relieve Nucor of its obligations hereunder. This Agreement shall not otherwise be assignable by a Party without the prior written consent of the other Party.

Section 9.8 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under the Agreement.

Section 9.9 Choice of Law.

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario.

Section 9.10 Attornment.

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suite or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

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IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed on their behalf by their officers thereunto duly authorized as of the date first written above.

NUCOR CORPORATION

By:	/s/ Joseph A. Rutkowski
Name:	Joseph A. Rutkowski
Title:	Executive Vice President

HARRIS STEEL GROUP INC.

By:	/s/ Douglas Deighton
Name:	Douglas Deighton
Title:	Chief Financial Officer

SCHEDULE “A“

TERMS OF THE OFFER

1.	General Terms. The Offeror shall make the Offer to all registered holders of Shares in compliance with applicable Securities Laws.

2.

Expiry Date. Subject to the provisions of this Agreement, the Offer shall be open until the date which is no earlier than the 35th day following the mailing of the Offer (provided that the Offeror may extend such period of time in its sole discretion in compliance with applicable Laws).

3.	Offer Price. The Offer shall be made in cash at a price of not less than Cdn. $46.25 per Share for all of the Shares.

4.	Conditions of the Offer. The Offeror shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions, are satisfied or waived by the Offeror at or prior to the expiry time on or prior to the Expiry Date:

(a)	on the Expiry Date there shall have been validly deposited under the Offer and not withdrawn a number of Shares which constitutes at least 66 2/3% of the outstanding Shares (calculated on a fully diluted basis) (the “Minimum Condition”);

(b)	all government or regulatory filings, consents, clearances or approvals (including in Canada, the United States or elsewhere) which are required by law in connection with the Offer and the acquisition of Shares pursuant to the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, including without limitation consents, clearances or approvals of any stock exchanges or other regulatory authorities, shall have been made or obtained on terms and conditions satisfactory to the Offeror in its sole judgment, acting reasonably;

(c)

without limiting the scope of the condition in paragraph (b), the Commissioner of Competition shall have issued an Advance Ruling Certificate under section 102 of the Competition Act (Canada) regarding the purchase of the Shares by the Offeror or shall have issued a “no-action” letter which reserves to the Commissioner the right to challenge the purchase of the Shares by the Offeror at any time within three years after completion of such Offer but which is otherwise on terms and conditions satisfactory to the Offeror in its sole judgment, advising that the Commissioner of Competition does not at the time of such letter intend to make an application under the Competition Act (Canada) in respect of the purchase of the Shares by the Offeror; (ii) the Offeror shall be satisfied that the Minister responsible for the Investment Canada Act (Canada) has made an assessment and issued a notice to the Offeror under the Investment Canada Act (Canada) that the completion of the transaction represented by the Offer is of a net benefit to Canada, on terms and conditions satisfactory to the Offeror in its sole judgment; (iii) the applicable filings and waiting periods, if any, under the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) shall have been made, waived, or expired or terminated, and as the case may be; (iv) any investigation by the US Department of Justice or the Federal Trade Commission in relation to the Offer shall have been concluded on terms and conditions that are satisfactory to the Offeror in its sole judgment; and (v) any applicable filings, waiting periods or consents under any other competition, merger control or similar law, rule, regulation or policy or any approval or consent of any Governmental Authority in respect of competition or merger control matters having jurisdiction, or any investigation or inquiry by any Governmental Authority, shall have been made, waived, terminated or expired or been obtained on terms and conditions satisfactory to the Offeror in its sole judgment, as the case may be1;

(d)	there shall not exist any prohibition at law (including without limitation any injunction or restraining order in any jurisdiction in Canada or the United States or elsewhere) against the Offeror making the Offer or taking up and paying for any of the Shares under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e)	no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Authority in Canada, the United States or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on, or to materially increase the cost of, the purchase by or the sale to the Offeror of the Shares or the rights of the Offeror to own the Company or exercise full rights of ownership of the Shares; or

(ii)	which, if the Offer were consummated, would reasonably be expected in the Offeror’s sole judgment, materially adversely affect the Offeror, the Company or Nucor or their respective subsidiaries or joint ventures; or

(iii)	which challenges or would prevent the completion of the acquisition by the Offeror of Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction;

[1]

For the purposes of this paragraph (c) only, any reference to the Offer or to the acquisition or purchase of Common Shares pursuant thereto or in connection therewith shall include any acquisition of Common Shares pursuant to or in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

(f)	no Material Adverse Effect shall have occurred since the date of the Agreement;

(g)	after the date of this Agreement, there shall not have occurred any reorganization of the Company or its Subsidiaries (other than a Pre-Acquisition Reorganization pursuant to Section 2.5(4)) any transaction or series of transactions involving the Company or its Subsidiaries that would or could have the effect of preventing the Offeror from obtaining a full tax cost ‘bump’ pursuant to paragraph 88(1)(d) of the Canadian Tax Act in respect of the shares of the Subsidiaries and any other non-depreciable capital property owned by the Company or its Canadian Subsidiaries on the date hereof.

(h)	the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings filed before the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company, or any Subsidiary with any securities regulatory authority in any of the provinces of Canada or in the United States within the six (6) years prior to the date of this Agreement; and

(i)	the Company shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the expiry time of the Offer and all representations and warranties of the Company under the Support Agreement shall be true and correct in all material respects at the expiry time of the Offer (except to the extent that any such representation or warranty is expressed to be given as of a specific date, in which case such representation or warranty shall be true and correct as of such date) and the Support Agreement shall not have been terminated.

The foregoing conditions shall be for the exclusive benefit of the Offeror and may be waived by the Offeror in whole or in part at any time and from time to time, both before or after the Expiry Date, without prejudice to any other rights that the Offeror may have.

SCHEDULE “B“

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	Organization. Each of the Company and its Subsidiaries has been duly incorporated or formed under applicable law, is validly existing under the laws of its incorporation or formation, has all necessary corporate or legal power and authority to own its properties and conduct its business as currently owned and conducted. All of the outstanding shares of capital stock and other ownership interests of the Subsidiaries and, to the knowledge of the Company, any other significant ownership interests beneficially owned by the Company are, to the extent applicable, validly issued, fully paid and non-assessable and all such shares and other ownership interests owned directly or indirectly by the Company are owned free and clear of all material liens, claims or encumbrances, and except as disclosed in writing to the Offeror prior to the date hereof, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares of capital stock or other ownership interests in any of the Subsidiaries.

2.	Authority. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby (other than the approval of the Directors’ Circular as required by Applicable Securities Laws). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity, and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Except as disclosed in writing to the Offeror prior to the date hereof, the execution and delivery by the Company of this Agreement and performance by it of its obligations hereunder and (subject to satisfying the conditions to the Offer specified in clause 4(b) and (c) of Schedule “A” with respect to subparagraph a(ii) below) the completion of the Offer and the transactions contemplated thereby, will not:

(a)	result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights constitute a default under any provision of:

(i)	its or any Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other shareholders’ agreement with any party holding an ownership interest in any Subsidiary;

(ii)	any law, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries; or

(iii)	any contract, agreement, license, franchise or permit to which the Company or any Subsidiary is bound or is subject or is the beneficiary;

(b)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(c)	result in the imposition of any hypothec, mortgage, charge, lien encumbrance or adverse claim upon any of its assets or the assets of any Subsidiary, or restrict, hinder, impair or limit the ability of the Company or any Subsidiary to carry on the business of the Company or such Subsidiary as and where it is now being carried on;

except where any event described in clause 2(a), 2(b) or 2(c) would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

3.	Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Authority which has not been received or made is required by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) satisfying the conditions of the Offer specified in clause 4 of Schedule “A”, and (ii) any other consents, approvals, authorizations, filings or notices the failure to make or obtain which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Offeror or the Company.

4.	Capital Structure.

(a)	The authorized capital of the Company consists of an unlimited number of Shares. As of the date hereof, 26,924,320 Shares are issued and outstanding.

(b)	There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Company or any of its Subsidiaries to issue or sell any shares of any capital stock of the Company or any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares in the capital of the Company or any Subsidiary, nor, except as disclosed to Nucor prior to the date hereof, are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or any of its Subsidiaries.

(c)

Except in respect of those corporations, partnerships and joint ventures disclosed in the annual information form of the Company dated March 8, 2006 (the “AIF”) and except as otherwise disclosed in writing to Nucor (collectively, the “Harris Steel Entities”), the Company does not hold, directly or indirectly, any equity interest in, or any options or rights to acquire an equity interest in, any corporation or other entity. None of the Harris Steel Entities holds, directly or indirectly, an equity interest in, or any options or rights to acquire an equity interest in, any corporation or other entity other than in connection with the transactions provided under the LEC Agreement. Except as disclosed in the AIF, none of the certificates of incorporation, by-laws or other organization documents of any of the Harris Steel Entities purport to grant rights to any Person other than (i) customary rights with respect to corporate governance given to all shareholders pro rata in accordance with their holdings and (ii) customary rights of indemnification of directors and officers.

5.	Securities Laws. The Company is a “reporting issuer” under the Securities Act (Ontario), as amended and is not in default of any material requirements of any applicable Securities Laws, and no delisting, suspension of trading in or cease trading order with respect to the Shares or any other securities of the Company is pending or, to the knowledge of the Company, threatened.

6.	Filings/Compliance. All material documents required to be filed with the Ontario Securities Commission or other provincial securities regulators having jurisdiction (collectively, “Canadian Securities Regulators”) have been filed. Documents or information filed by the Company with the Canadian Securities Regulators under applicable Securities Laws on a non-confidential basis, including the Company’s: (a) management proxy circular dated as of April 3, 2006 in respect of the annual meeting of Shareholders held on May 18, 2006; (b) annual information form dated March 8, 2006; and (c) annual report to Shareholders and MD&A for the financial year ended December 31, 2005 and interim consolidated financial statements and MD&A for the interim period ended March 31, June 30 and September 30, 2006 (referred to collectively as the “Public Documents”), were, as of their respective dates, in compliance in all material respects with such applicable Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report or other confidential report with any Canadian Securities Regulators or other Governmental Authority which at the date hereof remains confidential. Neither the Company nor any of its Subsidiaries is required to file any statements, reports, proxies or other filings with the United States Securities and Exchange Commission pursuant to the Exchange Act except to the extent heretofore filed.

7.	Absence of Certain Changes. Since December 31, 2005, and except as has been disclosed in the Public Documents, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course, and there has not been any Material Adverse Effect.

8.

Financial Statements. As at their respective dates, the consolidated statements of income and retained earnings, the consolidated balance sheets and consolidated statements of cash flows of the Company included in the Public Documents were prepared in accordance with accounting principles generally accepted in Canada consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s auditors, or (ii) in the case of unaudited interim statements, which are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited financial statements) and fairly present, in all material respects, the consolidated financial condition of the Company at the respective dates indicated and the results of operations of the Company (on a consolidated basis) for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments).

9.	Litigation, etc. Except as set forth or specifically reflected in the Public Documents, or as disclosed in writing to Nucor prior to the date hereof, (i) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or affecting any of their properties or assets before any court or Governmental Authority or body, and the Company is not aware of any basis for any such claim, action, proceeding or investigation and (ii) neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction, decree or arbitration order or award, that, in any such case described in clauses (i) and (ii), has resulted in or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer. As of the date hereof, there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

10.	Title to Properties. The Company and each of its Subsidiaries has sufficiently good and valid title to, or an adequate leasehold interest in, its respective properties and assets (excluding real property) in order to allow it to conduct, and continue to conduct, its business as currently conducted, except for such failures of title or failures to hold such leasehold interest as would not reasonably be expected to cause a Material Adverse Effect.

11.	Environmental.

Each of the Company and the Subsidiaries and their respective businesses, operations, and properties:

(a)	has obtained and currently holds all Permits (each, an “Environmental Permit”) which are required under all Environmental Laws, except where the absence of same would not in the aggregate reasonably be expected to result in a Material Adverse Effect;

(b)	is in compliance with all Environmental Laws and all terms and conditions of all Environmental Permits, except where the failure to be in compliance would not in the aggregate reasonably be expected to result in a Material Adverse Effect;

(c)	has not received any written order, request or notice from any Person alleging a violation of any Environmental Laws or Environmental Permits, except where any such order, request or notice would not in the aggregate reasonably be expected to result in a Material Adverse Effect;

(d)	except where the same would not in the aggregate reasonably be expected to result in a Material Adverse Effect: (i) is not a party to any litigation or administrative proceeding, nor so far as it is aware, is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (A) asserts or alleges that it violated any Environmental Laws; (B) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances; or (C) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; (ii) is not aware of any conditions existing currently or likely to exist which could reasonably be expected to subject it to damages, penalties, injunctive relief or clean up costs under any Environmental Laws or which require or are likely to require clean up, removal, remedial action or other response action pursuant to applicable Environmental Laws by it; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Authority in a matter arising under any Environmental Laws;

(e)	has not used, owned, operated, occupied or managed, had charge of or control over, now or in the past, any Real Property or any real property formerly used by the Company or any Subsidiary (such real property, together with the Real Property, being the “Occupied Property”) that is not free of contamination from any Hazardous Material, except for such contamination that could not reasonably be expected to adversely impact the value or marketability of the Occupied Property and which could not reasonably be expected to result in liabilities under Environmental Laws, except where the same would not in the aggregate reasonably be expected to result in a Material Adverse Effect;

(f)	has not caused, suffered or permitted to occur any Release of Hazardous Materials on, at, in, under, above, to, from or about any of the Occupied Property contrary to any Environmental Laws, which has not been remediated or dealt with in compliance with Environmental Laws, or does not require remediation to be in compliance with Environmental Laws, except where the same would not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect; and

(g)	is not involved in operations or knows of any facts, circumstances or conditions, involving any Release of Hazardous Material, that could reasonably be expected to result in any liabilities under Environmental Laws, except where the same would not in the aggregate reasonably be expected to result in a Material Adverse Effect.

12.	Tax Matters.

(a)	The Company and its Subsidiaries have timely filed all Returns required to be filed by applicable law with respect to each of the Company and its Subsidiaries or any of their income, properties or operations, except where the failure to file does not, individually or in the aggregate, result in a Material Adverse Effect. All such Returns are true, accurate and complete and accurately set forth all items required to be reflected or included in such Returns by applicable Tax laws, except to the extent that any inaccuracies in filed Returns do not, individually or in the aggregate, result in a Material Adverse Effect. The Company and its Subsidiaries have timely paid all Taxes attributable to each of the Company and its Subsidiaries that were due and payable without regard to whether such Taxes have been assessed or are shown or required to be shown on a Return, except to the extent that failure to pay does not, individually or in the aggregate, result in a Material Adverse Effect. The Company has made available to Nucor complete and accurate copies of all United States and Canadian federal, state, provincial, local and foreign income tax Returns, and any amendments thereto, filed by or on behalf of the Company or any of its Subsidiaries or any member of a group of corporations including the Company or any of its Subsidiaries for the taxable years as follows: (i) in respect of Harris Steel Inc. and its Subsidiaries, the years ended December 31, 2003 to December 31, 2005; (ii) in respect of Golden Gate Ventures Inc., the years ended December 31, 2003 to December 31, 2005; (iii) in respect of Harris US Holdings Inc. and its Subsidiaries, the period ended December 31, 2005; (iv) in respect of Fisher & Ludlow Inc. (formerly Laurel Steel Inc.), the period ended December 31, 2004; and (v) in respect of the Company and Canadian Subsidiaries, the years ended December 31, 2001 to December 31, 2005, in each case such returns being applicable only to Subsidiaries for the periods of ownership by the Company. The Company and each of the Subsidiaries have not received any refund of Taxes to which they were not entitled to.

(b)

Except as disclosed in writing there are no pending or, to the knowledge of the Company, threatened audits (other than annual audits as a large case filer in Canada), examinations, investigations, deficiencies, claims or other proceedings relating to Taxes of the Company or any of its Subsidiaries. The Company and its Subsidiaries have made adequate provisions in accordance with Canadian generally accepted accounting principles appropriately and consistently applied to each of the Company and its Subsidiaries in the consolidated financial statements included in the Public Documents for the payment of all Taxes for which the Company and its Subsidiaries may be liable for the periods covered thereby that were not yet due and payable as of the dates thereof, regardless of whether the liability for such Taxes is disputed. None of the Company nor its Subsidiaries is liable for Taxes in respect of the period after the date of such consolidated financial statements other than in respect of Taxes arising in the ordinary course of business or Taxes that do not, individually and in the aggregate, result in a Material Adverse Effect.

(c)	There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Return of the Company or any of its Subsidiaries, including, without limitation, any waiver or other arrangement providing for an extension of time with respect to the filing of any such Return, the payment of any Tax or the issuance of an assessment or reassessment. Neither the Company nor any of its Subsidiaries (i) has any Tax liability under United States Treasury Regulation Section 1.1502-6 or analogous state, provincial, local, or foreign law provision for the Tax liabilities of any entity other than the Company or any of its Subsidiaries, or as a transferee or successor, except to the extent any such liabilities do not, individually or in the aggregate, result in a Material Adverse Effect, or (ii) is a party to a Tax sharing or Tax indemnity agreement or any other agreement of a similar nature with any entity other than the Company or any of its Subsidiaries that remains in effect and under which the Company or any such Subsidiary could have any material liability for Taxes. No claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction where such claim, if determined adversely to the Company or such Subsidiary, would, individually or in the aggregate, result in a Material Adverse Effect.

(d)	The Company and each of its Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Tax authority when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect. With respect to any taxable period ended on or prior to December 31, 2001, all Canadian federal income and capital tax Returns of Harris Steel Limited have been audited by the Canada Revenue Agency or are closed by the applicable statue of limitations. The Company and its Subsidiaries have never been subject to an audit in respect of any of their United States federal income tax Returns. None of the Company or any of its Subsidiaries has entered into an agreement contemplated by Section 191.3 of the Canadian Tax Act. For material transactions between the Company or any of its Subsidiaries, on the one hand, and any non-resident person with whom the Company or such Subsidiary was not dealing at arm’s-length, for the purposes of the Canadian Tax Act, on the other hand, during a taxation year commencing after 1998, the Company or such Subsidiary has made or obtained records or documents that have been provided to the Offeror. The Company and each of its Subsidiaries is in full compliance with all terms and conditions of any Tax exemptions or other Tax-sharing agreement or order of a foreign government and the consummation of the transactions contemplated hereby shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sharing agreement or order.

13.	Employment Agreements. Other than as provided by applicable employment standard or legislation, neither the Company nor any of its Subsidiaries is a party to any written policy, agreement, obligation or understanding or any oral agreement or understanding with any of its directors or officers, in any such case providing for severance or termination payments to, or any employment agreement with, any person, other than Paul Kelly, Gary Richmond and Michael Satterdahl.

14.	Pension and Termination Benefits.

(a)	True and complete copies of all the Company’s Benefit Plans and material related documents, and all amendments thereto, have been made available to Nucor.

(b)	Except where failure to do so would not result in a Material Adverse Effect, the Company has administered each Benefit Plan in all material respects in accordance with the terms thereof and all applicable Laws and all contributions, premiums and payments required to be made under the terms of any Benefit Plan have been made. Except where failure to do so would not result in a Material Adverse Effect, each Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favourable prototype opinion from the United States Internal Revenue Service, and the Company is not aware of any circumstances reasonably likely to adversely affect the qualified status of such plan. The Company has made available to the Offeror reasonably acceptable evidence that each Canadian Pension Plan and all amendments thereto have been accepted for registration by Canada Revenue Agency and any provincial Governmental Authority having jurisdiction over such Canadian Pension Plan. To the knowledge of the Company, nothing has occurred which would result in the revocation of the registration of any Canadian Pension Plan under the Canadian Tax Act and any applicable provincial pension legislation. To the knowledge of the Company, all amounts paid by the Company under the provisions of the Canadian Pension Plans will be deductible for income tax purposes.

(c)	No material liability under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries or any ERISA Affiliate. No Pension Plan of the Company or any of its Subsidiaries or any ERISA Affiliate has incurred any outstanding “accumulated funding deficiency,” as defined in Section 412 of the Code and Section 302 of ERISA, whether or not waived.

(d)

Except as disclosed in writing, each Canadian Pension Plan that is a defined benefit pension plan is fully funded on both a “going concern” [and a “solvency”] basis, as determined in accordance with the actuarial assumptions and methods used in the most recent actuarial report filed with (and accepted for filing by) the applicable Governmental Authorities in respect of each such Canadian Pension Plan. There has been no withdrawal by the Company of assets from any Canadian Pension Plan and no application for approval of a withdrawal of assets has been made to any Governmental Authority. To the knowledge of the Company, any application of surplus assets in any of the Canadian Pension Plans to offset required employer contributions to such Canadian Pension Plans has been permitted by law and was permitted under the terms of the relevant Canadian Pension Plan and associated funding agreement.

(e)	Except pursuant to items referenced in Section 13 of this Schedule B, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Benefit Plan, employment, termination or severance contract or other obligation, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, officer or director, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or Nucor to amend or terminate any Benefit Plan and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes. The execution of, or performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment or benefit being made by the Company, Nucor, or any of their respective affiliates with respect to any employee of the Company that will be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code.

(f)	Neither the Company, any of its Subsidiaries, nor any ERISA Affiliate has any material liability not recorded in the financial statements of the Company with respect to any benefit plan which provides life insurance, medical, severance or other employee welfare benefits to any of its employees upon his retirement or termination of employment, except for those which would not result in a Material Adverse Effect and except as may be required by Section 4980B of the Code or any other law.

(g)

Neither the Company, any of its Subsidiaries, nor any ERISA Affiliate has incurred or reasonably expects to incur any withdrawal liability (within the meaning of Section 4201 of ERISA) with respect to any “multi-employer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA (a “Multi-Employer Plan”), which liability has not been fully paid as of the date hereof. As of the Expiry Date, the Company, each of its Subsidiaries and each ERISA Affiliate will not have completely or partially withdrawn from any Multi-Employer Plan and will not be subject to any withdrawal liability as described in Section 4201 of ERISA for withdrawals that have occurred on or prior to the Expiry Date. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate has knowledge that any Multi-Employer Plan fails to qualify under Section 401(a) of the Code, is insolvent or is in reorganization within the meaning of Part 3 of Subtitle E of Title IV of ERISA.

15.	Employment Relations.

(a)	The Company and each of its Subsidiaries (i) is in compliance with all applicable Laws respecting employment, employment practices, labour, terms and conditions of employment and wages and hours; and (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to its employees, except, in each case, for instances which do not, individually or in the aggregate, result in a Material Adverse Effect.

(b)	Except as disclosed in writing, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreements in effect and, to the knowledge of the Company, no union organization activities, certification efforts or proceedings or membership drives are in process or underway involving the Company or its Subsidiaries.

(c)	Except as disclosed in writing, no work stoppage or labor strike against the Company or any if its Subsidiaries is pending or, to the knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries is involved in or, to the knowledge of the Company, threatened with any material labor dispute, grievance, or litigation relating to labor matters, including, without limitation, violation of any federal, provincial, state or local labor, safety or employment Laws (domestic or foreign), charges of unfair labor practices or discrimination complaints.

16.	Material Agreements. Other than as referred to in the Public Documents or as otherwise disclosed in writing, there are no other agreements material to the conduct of the business of the Company and its Subsidiaries, the termination of which would result in a Material Adverse Effect.

17.	Compliance with Applicable Laws. Except as disclosed in the Public Documents or disclosed to Nucor prior to the execution of this Agreement, the Company and its Subsidiaries are in material compliance with all applicable Laws (other than Environmental Laws) of any Governmental Authority, except for non-compliance which would not reasonably be expected to result in, in the aggregate, a Material Adverse Effect.

18.	Licences. The Company and its Subsidiaries hold all licences, permits, consents, authorizations and registrations (collectively “Permits”) necessary to conduct their businesses as currently conducted, the absence of which would result in a Material Adverse Effect, and each of them has complied with and is in compliance with each Permit, except where the failure to so comply would not result in a Material Adverse Effect.

19.	Written Opinions of Financial Advisors. The Company has received an opinion from its financial advisors, GMP Securities, Inc., acting for the Company and the Special Committee, and Canaccord Capital Corporation, acting for the Special Committee (a true, correct and complete copy of which will be delivered to Nucor by the Company when reduced to writing), to the effect that, based upon and subject to the matters set forth therein and as of the date thereof, the price to be received by the Shareholders under the Offer, is fair, from a financial point of view, to such holders (other than the Offeror or its affiliates) (the “Fairness Opinion”) a copy of which the Company shall use its commercially reasonable efforts to cause it to be provided in the Directors’ Circular.

20.	U.S. Securities Laws. The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act and less than 40% of the Shares are held by U.S. holders within the meaning of Rule 14d-I under the Exchange Act.

21.	Intellectual Property. Each of the Company and its Subsidiaries owns or, to the knowledge of the Company, has rights to use, all Intellectual Property necessary to continue to conduct its business as now or heretofore conducted by it. Each of the Company and the Subsidiaries, to the knowledge of the Company, conducts its business and affairs without infringement of or interference with any intellectual property of any other Person in any material respect. As of the date hereof, the Company is not aware of any known material infringement claim by any other Person with respect to any of the Company’s Intellectual Property.

22.	Books and Records. The corporate records and minute books of the Company and its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects and the minute books of the Company and its Subsidiaries are complete and accurate in all material respects. Financial books and records and accounts of the Company and its Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and, in the case of its Subsidiaries, during the period of time when owned by the Company, accurately and fairly reflect the transactions and dispositions of assets of the Company and its Subsidiaries; and (iii) in the case of the Subsidiaries, during the period of time when owned by the Company, accurately and fairly reflect the basis for the Company’s consolidated financial statements.

23.	No Undisclosed Material Liabilities. The Company and its Subsidiaries, considered on a consolidated basis, do not have any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due and required to be recorded or reflected on a consolidated balance sheet of the Company under accounting principles generally accepted in Canada, except: (i) as reflected or reserved against or disclosed in the Audited Statements; and (ii) liabilities incurred since September 30, 2006 that have not resulted in and are not reasonably likely to result in, individually or in the aggregate, a Material Adverse Effect.

24.	Real Property. The complete list of Real Property owned by the Company or any of the Subsidiaries (the “Owned Real Property”) is set forth in the documents made available to the Offeror or the Offeror’s representative on or before December 21, 2006 in the data room located at Goodmans LLP. Owned Real Property is held by the Company or a Subsidiary with good and marketable title, free and clear of all liens, charges, claims or encumbrances except (i) intercompany agreements; (ii) easements, covenants, rights-of-way and other similar restrictions of record, (iii) zoning, building and other similar restrictions (iv) encumbrances that have been placed by any developer, landlord or other third party on property over which the Company or any of its Subsidiaries has easement rights and subordination and other similar agreements related thereto, (v) unrecorded easements, covenants, rights-of-way and other similar restrictions, in each case which are not reasonably likely to result in, in the aggregate, a Material Adverse Effect (collectively, the “Permitted Liens”). The Company has delivered to Nucor true, correct and complete copies of all material leases and subleases (as amended to date) and other material agreements for occupancy, including all amendments, extensions, offers and other modifications thereto as of the date of this Agreement with respect to each Real Property leased or licensed to the Company or any Subsidiary (collectively, the “Real Property Leases”). Each Real Property Lease is binding and enforceable, and in full force and effect, provided that enforcement may be limited by: (a) bankruptcy, insolvency and other similar Laws of general application affecting the enforcement of creditors’ rights generally; and (b) specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction. There does not exist under any Real Property Lease any event of default or event or condition that, after notice or lapse of time or both, would constitute a default, violation, breach or event of default thereunder on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto or give rise to any right of termination or cause any acceleration of obligations thereunder to the extent that such default, violation, breach or event of default would reasonably be expected to cause a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, subleased, deeded in trust or encumbered any of its interest in any of the Real Property Leases. The Owned Real Property and the Leased Real Property constitute all of the Real Property used by the Company and its Subsidiaries in the conduct of their respective businesses and the purpose for which each Real Property is used is, in all material respects, in compliance with zoning and local use requirements.

SCHEDULE “C“

REPRESENTATIONS AND WARRANTIES OF NUCOR

1.	Organization of Nucor. Nucor has been duly incorporated and organized and is existing as a corporation under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted.

2.	Authority. Nucor has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Nucor and no other corporate proceedings on the part of Nucor are necessary to authorize this Agreement and the transactions contemplated hereby (other than the approval of the Offer Documents as required by applicable securities laws). This Agreement has been duly executed and delivered by Nucor and constitutes a valid and binding obligation of Nucor, enforceable by the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity.

3.	Financing. Nucor has made adequate arrangements to ensure that required funds will be available to permit the Offeror to effect payment in full for all Shares that are subject to the Offer.

4.	Share Ownership. None of the Offeror or its Affiliates beneficially owns any Shares.

5.	No Violations.

(a)	None of the execution and delivery of this Agreement by Nucor, the consummation by it or the Offeror of the transactions contemplated hereby nor compliance by it or the Offeror with any of the provisions hereof will:

(i)	violate, conflict with, or result in a breach of any provision of, require any consent or approval under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, any of the terms, conditions or provisions of:

(A)	the constating documents of Nucor or the Offeror; or

(B)	any material contract to which Nucor or the Offeror or any of its Subsidiaries is a party; or

(ii)	violate any judgment, ruling, order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to Nucor or the Offeror or any of its Subsidiaries.

(b)	Other than in connection with or in compliance with the provisions of applicable Securities Laws, the Competition Act (or other applicable competition Laws of any Governmental Authority), the Investment Canada Act, the policies of the TSX, and as otherwise contemplated herein (or, to the knowledge of Joseph Rutkowski or Hamilton Lott, on behalf of Nucor, after having made due enquiry, in respect of the Company and its Subsidiaries): (i) there is no legal impediment to the Offeror’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration by Nucor or the Offeror with, or authorization, consent or approval of, any domestic or foreign public body or authority need be obtained by Nucor or the Offeror in connection with the making or the consummation of the Offer, or completing the Compulsory Acquisition or a Subsequent Acquisition Transaction.

SCHEDULE “D”

PROVISIONS TO BE INCLUDED IN HOLDCO AGREEMENT

Unless the context requires otherwise or unless otherwise defined, defined terms used in this Schedule have the same meaning as in the Agreement.

Each Holdco Agreement shall include at least the following representations, warranties, terms, conditions and indemnities in favour of the Offeror:

Representations and Warranties of the Holdco Shareholders

Each of the Holdco Shareholders hereby represents and warrants to the Offeror as follows and hereby acknowledges and confirms that the Offeror is relying on such representations and warranties in connection with the purchase by the Offeror of the Holdco Shares:

(a)	the Shares which are being acquired under the Offer have been held directly or indirectly since at least the date of the Support Agreement by Holdco, a Holdco Shareholder or the principal shareholder of the Holdco Shareholder;

(b)	the execution and delivery of this Holdco Agreement by the Holdco Shareholders and Holdco and the completion by the Holdco Shareholders and Holdco of the transactions contemplated hereby:

(i)	will not conflict with, result in the breach of or constitute a default under the articles, by-laws or resolutions of Holdco or its shareholders or any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral (a “Contract”) to which the Holdco Shareholders or Holdco is a party; and

(ii)	do not and will not violate any provision of law or administrative regulation or any judicial or administrative award, judgement or decree binding upon the Holdco Shareholders or Holdco;

(c)	each of the Holdco Shareholders and Holdco is a resident of Canada for the purposes of the Canadian Tax Act or is a “Canadian partnership” for purposes of the Canadian Tax Act;

(d)	this Holdco Agreement has been duly executed and delivered by each of the Holdco Shareholders and Holdco and is a valid and binding obligation of each of the Holdco Shareholders and Holdco enforceable against each of the Holdco Shareholders and Holdco in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and provided that equitable remedies will only be awarded in the discretion of a court of competent jurisdiction;

(f)	at the time at which the Offeror takes up and pays for the Holdco Shares, all of the Holdco Shares are registered in the name of, and beneficially owned by, the Holdco Shareholders and will be free and clear of all Encumbrances;

(g)	no Person has any Contract, warrant or option or any right capable of becoming a Contract, warrant or option for the purchase from any of the Holdco Shareholders of any of the Holdco Shares or from Holdco of any shares or other securities of Holdco or of any of the [insert number] Shares held, directly or indirectly, by Holdco (the “Subject Holdco Shares”);

(h)	the Holdco Shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of Holdco and are the only issued and outstanding shares in the capital of Holdco;

(i)	Holdco is an unlimited liability corporation duly incorporated on or after the date of the Support Agreement and duly organized and validly existing under the laws of Alberta or is an unlimited liability corporation existing under the laws of Alberta otherwise acceptable to the Offeror;

(j)	at the time at which the Offeror takes up and pays for the Subject Holdco Shares, Holdco is the beneficial holder of the Subject Holdco Shares all of which will be free and clear of all Encumbrances;

(k)	Holdco owns or holds no property or assets (other than nominal cash) or any interests therein of any nature or kind whatsoever other than the Subject Holdco Shares or other shares which comprise all of the share capital (which shall consist solely of common shares) of another unlimited liability corporation under the laws of Alberta which itself satisfies all of the criteria specified in paragraphs (a) through (s), and Holdco carries on no active business;

(l)	as of the date immediately prior to the Expiry Date and at the time at which the Offeror takes up and pays for the Holdco Shares, Holdco will have no obligations, liabilities (whether actual or contingent) or indebtedness to any Person, including without limitation any liabilities in respect of federal or provincial income, corporate, goods and services, capital, harmonized sales, sales, excise, employer health, surtaxes, education, social services, social security, employment insurance, health insurance, Canada, Quebec and other governmental pension plan premiums or contributions, land transfer or any other taxes, duties or imposts of any nature or kind whatsoever, or in respect of any judgements, orders, fines, interest, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign;

(m)	at the time at which the Offeror takes up and pays for the Holdco Shares, Holdco has no subsidiaries (other than as permitted by paragraph (k) above) and is not bound by any Contract to acquire or lease in any manner any shares or assets of any nature or kind whatsoever;

(n)	At the time at which the Offeror takes up and pays for the Holdco Shares, Holdco is not a party to any Contract of any nature or kind whatsoever that has not been fully and completely performed and discharged;

(o)	there are no claims, investigations, actions, suits or proceedings pending or threatened against or affecting any of the Holdco Shareholders, whether at law or in equity or before or by any federal, provincial, municipal or other governmental or administrative or regulatory department, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign, that would adversely affect in any manner the ability of Holdco and the Holdco Shareholders to enter into this Holdco Agreement and perform their obligations hereunder;

(p)	there are no claims, investigations, actions, suits or proceedings pending or threatened against or affecting Holdco, whether at law or in equity or before or by any federal, provincial, municipal or other governmental or administrative or regulatory department, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign;

(q)	Holdco is in full compliance with all laws, rules or regulations to which Holdco or the Subject Holdco Shares may be subject;

(r)	the books and records of Holdco fairly and correctly set out and disclose in all respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position of Holdco as of the date hereof and all financial transactions of Holdco have been accurately recorded in such books and records; and

(s)	the corporate records and minute books of Holdco contain complete and accurate minutes of all meetings or other proceedings of the directors (or any committee thereof) and shareholders of Holdco held since its incorporation and all such meetings were duly called and held and the share certificate books, register of shareholders, register of transfers and register of directors and officers of Holdco are complete and accurate.

Covenants

(a)	Holdco Documents. The Holdco Shareholders and Holdco shall forthwith make available to Nucor and its authorized representatives all minute books, share certificate books, share registers, books of account, accounting records, corporate documents and all other books or records, documents, information or data relating to Holdco (collectively the “Holdco Documents”). At the time of closing, all of the Holdco Documents shall be delivered to Nucor by the Holdco Shareholders and Holdco.

(b)	No Share Issuances. No Holdco Shareholder that is a corporation shall issue any shares or agree to do so from and after the date hereof to and including the Effective Time in connection with any direct or indirect transfer of Shares without the prior written consent of the Offeror.

(c)	‘Bump’ Covenants:

In this Schedule “D”, the following terms have the following meanings:

“Canadian Subsidiaries” has the meaning ascribed to such term in the Support Agreement;

“Canadian Tax Act” means the Income Tax Act (Canada), as amended;

“Closing Date” means the date the Offeror acquires all of the outstanding shares of Holdco;

“Prohibited Period” means the period beginning on the Closing Date and ending 48 months thereafter;

“Prohibited Property” means:

(1)	any property owned by the Company or its Canadian Subsidiaries immediately prior to the Closing Date, and

(2)	any property, other than a property referred to in paragraph (ii)(a) below, the fair market value of which is (i) wholly or partly attributable to any property that was owned by the Company or its Canadian Subsidiaries immediately prior to Closing Date, or (ii) determinable primarily by reference to the fair market value of, or to any proceeds of disposition of, any property that was owned by the Company or its Canadian Subsidiaries immediately prior to Closing Date.

but does not include:

(3)	property that is a security of a Person (other than a Subject Company) where such securities of the Person are widely held and available to the public, provided that the aggregate fair market value of any property described in paragraph (ii)(a) below and any Prohibited Property owned by such Person represents less than 10% of the fair market value of all the property owned by the Person at the time such property is acquired.

“Related Party” means, in respect of a Person, (a) any Person who is an Affiliate of the Person, (b) any Person who is “related” to the Person within the meaning of and for the purposes of the Canadian Tax Act, or (c) any Person with whom such Person, does not deal at arm’s length within the meaning of the Canadian Tax Act;

“Subject Company” means Nucor;

“Subsidiaries” has the meaning ascribed to such term in the Support Agreement;

Covenants

(i)	Each of the Holdco Shareholders and Holdco acknowledges that the intention of Offeror, after the Offeror has acquired all of the outstanding Shares of the Company and Holdco Shares, is to amalgamate Offeror or an Affiliate of Offeror with the Company (or a successor by amalgamation to the Company) in the manner described in subsection 87(11) of the Canadian Tax Act (the amalgamated corporation being referred to in this section (c) (‘Bump’ covenants) as “Amalco”), and then to make designations pursuant to paragraph 88(1)(d) of the Canadian Tax Act in respect of non depreciable capital property (including shares of the Subsidiaries) that will be owned by Amalco immediately after the amalgamation such that the cost to Amalco of the property will be determined in accordance with paragraph 88(1)(c) of the Canadian Tax Act, including an addition to the cost determined under paragraph 88(1)(d) of the Canadian Tax Act and Nucor, Offeror and each of the Holdco Shareholders acknowledges that certain transactions entered into or actions taken by all or any of the Holdco Shareholders and Holdco could have the effect of preventing the Offeror from obtaining a full tax cost ‘bump’ pursuant to paragraph 88(1)(d) of the Canadian Tax Act and in connection therewith and with a view to ensuring that the ‘bump’ is obtained only, each of the Holdco Shareholders and Holdco makes the representations, warranties and covenants set forth below.

(ii)	Each of the Holdco Shareholders severally represents, warrants and covenants that he, she or it will not, and will ensure that each Related Party of the Holdco Shareholder during the Prohibited Period will not:

(a)	own during the Prohibited Period:

(A)	any share or debt of the Subject Company, or

(B)	any right to, or interest in, or option in respect of any share or debt of the Subject Company; or

(b)	own during the Prohibited Period any Prohibited Property; other than:

(c)	any property that was acquired by the Holdco Shareholder or Related Party, as the case may be, prior to the time at which the Holdco Shareholder had knowledge of the specific transaction in respect of which this Agreement is being entered into and any property acquired in substitution therefor;

(iii)	Each of the Holdco Shareholders severally represents, warrants and covenants that he, she or it will ensure that no corporation, other than a Related Party of the Holdco Shareholder to which paragraph (ii) above applies, that meets the description in clause 88(1)(c)(vi)(B)(III) of the Canadian Tax Act, will own during the Prohibited Period:

(a)	any property referred to in paragraph (ii)(a) above; or

(b)	any Prohibited Property;

(iv)	For the purposes of this section (c) (‘Bump’ covenants), (i) a Person who is a beneficiary of a trust shall be deemed to own that proportion of all shares of a corporation owned by the trust at that time that the fair market value at that time of the beneficial interest of the beneficiary in the trust is of the fair market value at that time of all beneficial interests in the trust, except that where a beneficiary’s share of the income or capital of the trust depends on the exercise by any Person of, or the failure by any Person to exercise, any discretionary power, then the Person who is the beneficiary shall be deemed to own all shares of a corporation owned at that time by the trust; and (ii) a Person who is a “member” of a partnership for purposes of the Canadian Tax Act shall be deemed to own that proportion of all shares of a corporation that are property of the partnership at that time that the fair market value at that time of the member’s interest in the partnership is of the fair market value at that time of the interests of all members in the partnership;

(v)	For the purposes of this section (c) (‘Bump’ covenants), the provisions of subparagraph 88(1)(c.2)(ii) of the Canadian Tax Act shall apply to any partnership or trust.

Expenses

The Holdco Shareholder will be required to pay, upon execution of the Holdco Agreement, all of the reasonable fees and expenses incurred by the Offeror and the Company in connection with the Holdco Alternative.

Opinion

The Holdco Shareholder will be required to provide a legal opinion satisfactory to Nucor and the Offeror, acting reasonably, as to the valid existence, organization and corporate authority of the Holdco and the due authorization of all matters and enforceability and non-violation of all agreements, subject to usual opinion qualifications, in connection with the purchase and sale of the Holdco Shares.

Indemnification

(a)	Obligations to Indemnify. Each Holdco Shareholder and, if applicable, its shareholder and/or the ultimate principal investor of the respective Holdco Shareholder agrees to indemnify and save harmless Nucor and the Offeror from all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (singly a “Loss” and collectively “Losses”) suffered or incurred by Nucor or the Offeror as a result of or arising directly or indirectly out of or in connection with: (i) any liabilities of Holdco relating to any matter occurring on or before the Expiry Date; and (ii) any breach by the Holdco Shareholder, and where applicable, its shareholder and/or the ultimate principal investor of such Holdco Shareholder, of any representation, warranty, obligation or covenant of the Holdco Shareholder, its shareholder and/or the ultimate principal investor of the Holdco Shareholder, as the case may be, to Nucor, the Offeror or the Company. Nucor agrees to indemnify and save harmless the Holdco Shareholders from all Losses suffered or incurred by them as a result of or arising directly or indirectly out of or in connection with any breach by the Offeror of any representation, warranty, obligation or covenant of the Offeror contained in the Holdco Agreement. Such indemnification obligations shall be on a joint and several basis amongst all Related Parties (which for greater certainty in the case of the Locked-up Subject Persons other than Paul Kelly includes the members of the Harris family) making a Holdco Election except that with respect to the ‘Bump Covenants’ specified in paragraph (c) above, such indemnity obligations shall be on a several and not joint basis.

(b)	Notice of Claims. In the event that a party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to the Holdco Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting directly from the Indemnified Party’s failure to give such notice on a timely basis.

(c)	Direct Claims. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have sixty (60) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

(d)	Third Party Claims. With respect to any Third Party Claim, the Indemnified Party shall have the exclusive right, at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisers selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(e)	Payment and Cooperation. The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this section promptly after the Indemnified Party incurs the Loss in respect of which such liability arises. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

(f)

Tax Effect. If any payment received by an Indemnified Party hereunder (an “Indemnity Payment”) would constitute income for tax purposes to such Indemnified Party, the Indemnifying Party shall pay a Tax Gross Up (as defined below) to the Indemnified Party at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided shall be adjusted to take into account any tax benefit realized by the Indemnified Party or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this paragraph (f), any tax benefit shall be taken into account at such time as it is received by the Indemnified Party or its Affiliate. For purposes of this paragraph (f), “Tax Gross Up” shall mean, with respect to any Indemnity Payment, such additional amount (calculated in accordance with the Calculation Method (as defined below)) as is necessary to place the Indemnified Party in the same after tax position as it would have been in had such Indemnity Payment been received tax free; and “Calculation Method”, with respect to the calculation of any Tax Gross Up on any Indemnity Payments, shall mean that such Tax Gross Up shall be calculated by using the combined Canadian federal and Canadian provincial income tax rate applicable to the Indemnified Party for the taxation year in which the Indemnity Payment is made and, except as provided in this paragraph (f), without regard to any losses, credits, refunds or deductions that the Indemnified Party may have which could affect the amount of tax payable on any such Indemnity Payment.